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AI AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Research Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1275 East 9th St. Suite 2700
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Bosshard (216) 649-7250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Bosshard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

PATRICK A. KOLOZVARY, NOTARY PUBLIC
STATE OF OHIO
COMM. EXP. JANUARY 16, 2021

2/25/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Cleveland Research Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cleveland Research Company, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cleveland Research Company, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cleveland Research Company, LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 21, 2020

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

Cleveland Research Company, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$13,242,175
Accounts receivable	6,197,023
Prepaid expenses	374,848
Property and equipment, net	647,087
Right-of-use asset, net	3,483,950
Investment	342,000
Other assets	10,397
TOTAL ASSETS	$24,297,480

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 133,940
Commissions payable	2,322,645
Distributions payable	1,852,031
Deferred revenue	5,486,550
Lease liability	3,653,513
Total liabilities	13,448,679
Members' equity	10,848,801
TOTAL LIABILITIES AND MEMBERS' EQUITY	$24,297,480

The accompanying notes are an integral part of this financial statement.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Cleveland Research Company, LLC (the Company) was organized in the state of Ohio and is an equity and market research firm that provides services to selected investment firms, and public and private companies, located throughout the United States. Cleveland Research, LLC is a broker-dealer registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), the state of Ohio and five other states. Cleveland Research Company, LLC shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of Cleveland Research Company, LLC are owned by Cleveland Research Management Company, LLC (the voting Class A member).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Soft Dollar Revenue

The Company has soft dollar arrangements with its customers in which the customer will buy research data, and then the Company will wait for the customer to determine in good faith the revenue to be paid, based on the value of the brokerage and research services received. The Company recognizes soft dollar revenue in the period in which it is earned and when all related research has been provided to the customer.

Market Research Revenue

Typically, memberships for market research are paid in advance for the following calendar year. The Company recognizes revenue for market research at the time that all related research for the respective period has been provided to the customer.

Commission Income

Commission income and related clearing expenses are recognized on a trade-date basis. The Company strictly receives commission income in soft dollars for trades occurring at another clearing broker-dealer.

Interest Income

The Company earns interest income from cash equivalents. This revenue is not in scope for ASC Topic 606 as it is not generated from contracts with customers.

Cash and Cash Equivalents

As of December 31, 2019, the Company's cash accounts, which are substantially held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts.

The company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2019, all accounts receivable were considered collectible and no allowance was necessary.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Leases

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases, for office space and other dwellings. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (2.6%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset of $1,549,457 and a corresponding lease liability of $1,698,506 on the Statement of Financial Condition as of January 1, 2019. The standard did not materially impact operating results or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note E.

Depreciation

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of assets, which range from three to seven years.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Investment

Investment in less-than majority owned entities in which the Company does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting.

Income Taxes

Cleveland Research Company, LLC is a limited liability company and has elected to be treated as a partnership, as defined in the Internal Revenue Code (IRC). Under this election, the income of the Company is taxed directly to its members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of and during the year ended December 31, 2019, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2016.

NOTE C – ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2019:

Soft dollar	$1,954,000
Market research	4,024,616
Commissions	218,407
Total	$6,197,023

NOTE D - PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2019:

Furniture and equipment	$1,465,129
Less accumulated depreciation	(818,042)
Property and equipment - net	$647,087

NOTE E – LEASE COMMITMENTS

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contains a renewal option to extend the term for two additional periods of five years. The Company is not reasonably certain to exercise this renewal option. The optional periods are also not included in determining the lease term and associated payments under this renewal option are excluded from lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease expires in March 2027.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 464,813
Variable lease cost	33,439
Short term lease cost	78,840
Total lease cost	$ 577,092

Other information related to leases at December 31, 2019:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases $577,092

ROU assets obtained in exchange for lease obligations:

Operating leases $3,975,116

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases $ (491,166)

Weighted average remaining lease term for operating leases is 7.3 years.

Amounts disclosed for the ROU asset obtained in exchange for the lease obligation and reductions to the ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of the ROU asset resulting from lease modifications or reassessments.

NOTE E – LEASE COMMITMENTS – *(Continued)*

Maturities of the lease liability under the noncancellable operating lease as of December 31, 2019 are as follows:

Year Ending December 31,

2020	$ 475,828
2021	538,768
2022	556,827
2023	574,886
2024	592,945
Thereafter	1,399,592
Total undiscounted payments	4,138,846
Less: Imputed interest	(485,333)
Total Lease Liability	$3,653,513

NOTE F - RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan (the Plan) covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the Plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the Plan requires employer matching contributions at 3% of employee compensation and allows for a discretionary employer contribution. The Company contributed $299,109 for the year ended December 31, 2019.

NOTE G - MEMBERS' EQUITY

Cleveland Research Company, LLC has two classes of membership interest: voting Class A interests (Class A) and non-voting Class B interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the voting Class A member. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

The Company declared and paid distributions of $1,106,133 to cover a portion of 2019 federal and state income taxes for its members. An additional distribution of $1,121,546 was accrued and included in distributions payable to cover the remaining estimated taxes for 2019.

The management committee declared an additional discretionary distribution of $730,485 to be paid to a certain Class A member of the Company. Such amount is also included in the distributions payable at December 31, 2019.

NOTE H - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities Exchange Act of 1934 Rule 15c3-1, as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $4,192,454, which was $3,528,139 in excess of its required net capital of $664,315.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2019, the ratio was 2.38 to 1.

NOTE I - INVESTMENT

During 2019, the Company made an additional $200,000 capital contribution into Cleveland Capital Ventures, LLC (CCV), a wholly owned disregarded entity. Consistent with its initial investment in 2018, CCV subsequently made the additional capital contribution into a management company LLC. The purpose of this entity was to act as the advisor to a pooled investment fund. CCV had no activity in 2019, other than this investment. Through CCV, the Company had a 27.5% ownership interest in this separate entity.

NOTE J – RELATED PARTY

For the year ended December 31, 2019, the Company expensed $26,000 in management fees to Cleveland Research Management Company, LLC.

NOTE K - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer and operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, it is exempt from the requirements of Rule 15c3-3.

NOTE L – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. No further disaggregation is warranted at December 31, 2019.